

March 11, 2011

<u>Via E-mail</u>
Mr. Jeffrey P. Devaney
Chief Financial Officer, Treasurer and Secretary
PASSUR Aerospace, Inc.
One Landmark Square, Suite 1900
Stamford, CT  06901

> **Re:    PASSUR Aerospace, Inc.**
> **Form 10-K**
> **Filed January 31, 2011**
> **File No. 000-07642**

Dear Mr. Devaney:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended October 31, 2010</u>

<u>General</u>

1.    We note that you issued a press release dated January 31, 2011 entitled "PASSUR Aerospace Reports Revenue Increase of 22% for Fiscal Year 2010," which contained highlights of your business activities in fiscal 2010.  In future filings of your annual report on Form 10-K, please include material details regarding the major business activities that occurred during your fiscal year, such as those found in this press release.

Item 1. Business

Dependence on Certain Customers, page 11

2.      We note that two customers accounted for 23% and 22% of total revenues for fiscal years
        2010 and 2009, respectively.  Please additionally consider disclosing how much of total
        revenues each of these two customers accounted for.  Please also consider disclosing, if
        material, the name of any 10% customer.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Revenues, page 20

3.      In your discussion of results of operations, you often refer to two or more factors that
        contributed to a material change in revenues or expenses without quantifying the factors.
        For example you indicate that the increase in revenues "was primarily due to new
        customers subscribing to the Company's suite of software applications, as well as new
        customers engaging the Company to perform professional services."  Please tell us how
        you considered quantifying the amounts that each of these factors contributed to the total
        revenue increase.  This comment also applies to your discussions of cost of revenues and
        other expenses.  Please refer to SEC Release 33-8350.

Liquidity and Capital Resources, page 22

4.      You disclose that you have a commitment from Mr. Gilbert to provide you with the
        necessary continuing financial support through January 25, 2012 if you are unable to
        meet your financial obligations.  To the extent that the commitment from Mr. Gilbert is in
        writing, please advise as to why it has not been filed as a material contract pursuant to
        Item 601 of Regulation S-K.  Please also disclose if this commitment has any limits and
        whether Mr. Gilbert, for any reason, may withhold providing financial support under this
        commitment.  Additionally, please disclose any conditions that must be satisfied in order
        for the company to receive financial support from Mr. Gilbert.

5.      Notwithstanding the commitment from Mr. Gilbert, please tell us how you considered
        disclosing whether your cash and cash resources will be sufficient to support your
        operations for the twelve-month period following the date of the financial statements.
        Please refer to FRC 501.03.a.

Item 11. Executive Compensation, page 39 (Incorporated by Reference from Definitive Proxy Statement Filed February 25, 2011)

Compensation Discussion and Analysis

Compensation Philosophy and Objectives of our Executive Compensation Program

Analysis of Fiscal Year 2010 Compensation Decisions, page 14

6.      You disclose that your compensation committee determines eligibility for annual salary increases and bonus awards for your named executives, which are based upon your evaluation of overall performance, compensation levels provided to other of your executives, and years of service with you.  In future filings, please additionally disclose the specific factors that your compensation committee considered in determining to award Mr. Barry a bonus of $50,000.  For example, please describe the specific analysis of Mr. Barry's overall performance that led the compensation committee to conclude that Mr. Barry should be awarded a $50,000 bonus in fiscal year 2010 and describe why the amount of $50,000 was determined.

Summary Compensation Table, page 15

7.      We note that Ms. Jonas received a stock option award in 2010 in the amount of $236,000.  In future filings, please revise your disclose to explain in detail why Ms. Jonas received this stock option award and how the amount of this stock option award was determined.  Please refer to Item 402(o) of Regulation S-K.

Director Compensation, page 17

8.      In future filings, please disclose why, as of June 15, 2010, you raised the retainer you pay to Mr. Gilbert from approximately $17,000 per annum to $240,000 per annum.  Additionally, please disclose why Mr. Gilbert is paid substantially more than any other director.  Also, regarding footnote (1) of the Fiscal Year 2010 Directors' Compensation table on page 18, please advise how you calculated the $97,900 figure.

Fiscal Year 2010 Directors' Compensation Table, page 18

9.      We note that Peter L. Bloom and Richard L. Haver received stock option awards in the amounts of $292,500 and $79,300, respectively.  In future filings, please revise your disclosure to explain in detail why Messrs. Bloom and Haver received these stock option awards and how the amount of these stock option awards was determined.

Notes to Consolidated Financial Statements

Note 1. Description of Business and Significant Accounting Policies

Revenue Recognition Policy, page F-6

10.    We note your disclosure on page 20 that some of your product shipped in fiscal year 2010 although installation was scheduled to occur in fiscal year 2011.  Please clarify how the delay in installation affected revenue recognition related to these sales.

Note 10.  Major Customers, page F-17

11.    We note that two of your customers accounted for 23% and 22% of total revenues for fiscal years 2010 and 2009, respectively.  Please tell us how you considered disclosing the amount of revenue, as well as any significant accounts receivable balances, attributable to each customer.  Please refer to ASC 280-10-50-42.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact, David Edgar, Staff Accountant, at (202) 551-3459 if you have questions regarding comments on the financial statements and related matters.  If you have any other questions, please contact Philip Rothenberg, Staff Attorney, at (202) 551-3466 or Barbara C. Jacobs, Assistant Director, at (202) 551-3730.  If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief